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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    ---------


                                    FORM 11-K


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 [NO FEE REQUIRED], FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED] for the transition period from ____________to
    _____________

                         COMMISSION FILE NUMBER 0-14120

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       ADVANTA CORP. EMPLOYEE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                  ADVANTA CORP.
                             WELSH AND MCKEAN ROADS
                                  P.O. BOX 844
                           SPRING HOUSE, PA 19477-0844


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
                                   SIGNATURES


            Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee which administers the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                    Advanta Corp.
                                    Employee Savings Plan


Dated: June 27, 2001                By: /s/ Philip M. Browne
                                        ------------------------------------
                                        Philip M. Browne
                                        Member of the Committee Administering
                                        the Plan


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
                                  ADVANTA CORP.
                              EMPLOYEE SAVINGS PLAN

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                4

FINANCIAL STATEMENTS:

  Statements of Assets Available for Benefits
  as of December 31, 2000 and 1999                                      5

  Statement of Changes in Assets Available for Benefits
  for the Year Ended December 31, 2000                                  6

  Notes to Financial Statements                                         7

SCHEDULE:

 I   -  Schedule of Assets Held for Investment Purposes as of
         December 31, 2000                                             12


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
                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Advanta Corp. Employee Savings Plan
Compensation Committee:


We have audited the accompanying statements of assets available for benefits of Advanta Corp. Employee Savings Plan as of December 31, 2000 and 1999, and the related statement of changes in assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                      /s/ Arthur Andersen LLP

Philadelphia, PA
 June 27, 2001


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
                                  ADVANTA CORP.
                              EMPLOYEE SAVINGS PLAN

                   STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS


                                                         DECEMBER 31,
                                               ---------------------------------
                                                   2000                 1999
                                                   ----                 ----
ASSETS

Cash                                           $         0           $    77,738

Investments (Note 8)                            43,699,220            44,695,496

Employer Contribution Receivable                 1,566,536             1,394,764

Participant Loans Receivable
  (Note 4)                                       1,418,478             1,242,332
                                               -----------           -----------

TOTAL ASSETS AVAILABLE FOR
  BENEFITS                                     $46,684,234           $47,410,330
                                               ===========           ===========



The accompanying notes are an integral part of these statements.


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
                                  ADVANTA CORP.
                              EMPLOYEE SAVINGS PLAN

              STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2000


INCREASES:

Interest and Dividend Income                                       $  3,591,849
Employee Contributions                                                5,393,654
Employer Contributions                                                3,755,256
                                                                   ------------

Total Increases                                                      12,740,759

DECREASES:

Distributions to Participants                                        (4,961,009)
Net Decrease in Fair Market
 Value of Investments                                                (8,505,846)
                                                                   ------------

Total Decreases                                                     (13,466,855)
                                                                   ------------

NET DECREASE IN ASSETS AVAILABLE FOR BENEFITS                          (726,096)

ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                                  47,410,330
                                                                   ------------

ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                                      $ 46,684,234
                                                                   ============


The accompanying notes are an integral part of these statements.

                                  ADVANTA CORP.
                              EMPLOYEE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

(1) DESCRIPTION OF PLAN:

The Advanta Corp. Employee Savings Plan (the "Plan"), as amended, was adopted effective July 1, 1983 and is a defined contribution plan available to all employees of Advanta Corp. ("Advanta") and certain of its subsidiaries and affiliates who have reached age 21 with one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Participants may elect to defer a portion of their compensation before certain taxes are deducted. Advanta may elect to limit the maximum percentage a participant may contribute to the extent it determines that such limitation is necessary in order to comply with the rules for plan qualification under Sections 401(a) and (k) of the Internal Revenue Code. An eligible participant may elect to contribute up to 15% of their salary subject to the limits under
Section 401 of the Internal Revenue Code. Advanta also makes matching contributions to the Plan, a portion of which is made on a per pay period basis, and the balance of which is made as of the end of the Plan year. Such employer contributions are equal to 50% of each employee's contributions up to 5% of the employee's compensation contributed to the Plan (as defined in the Plan). Advanta may make an additional matching contribution for the benefit of participants who are employed as of the last day of the Plan year. Total employer contributions in 2000 were 100% of the first 5% of employees' compensation contributed to the Plan.

The Plan is subject to certain non-discrimination standards under Section 401(k) of the Internal Revenue Code. In order to comply with these standards, certain participants who are "highly compensated employees" (as defined in the Internal Revenue Code) may have a portion of their contributions refunded to them after the end of the Plan year.

Because contributions made under Section 401 can not be included in the income of participants when made, they are fully taxable when distributed unless rolled over into another qualified plan or Individual Retirement Account (IRA). Participants are fully vested as to employer and employee contribution accounts at all times.


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
The Plan participants may invest their contributions in the following managed investment funds and in shares of Advanta's Class B Common Stock.

- T. Rowe Price Stable Value Common Trust Fund: This fund invests primarily in insurance contracts with a portion of the fund's assets in synthetic investment contracts.

- Western Asset Core Portfolio: This fund invests in a portfolio of fixed income securities with a duration of generally 4-6 years. Investments include U.S. Government obligations, mortgage- and other asset-backed securities, and U.S. dollar-denominated obligations of foreign governments and non-governmental domestic or foreign issuers.

- Dodge & Cox Balanced Fund: This fund offers the benefit of asset allocation and invests in a diversified portfolio of common stocks, preferred stocks and bonds.

- Vanguard 500 Index Fund: This fund seeks to match the performance of a benchmark index that measures the investment return of large-capitalization stocks.

- Dodge & Cox Stock Fund: This fund invests primarily in a broadly diversified portfolio of common stocks, investing in companies that appear to be temporarily undervalued by the stock market, but have a favorable outlook for long-term growth.

- Vanguard International Growth Fund: This fund invests primarily in the stocks of seasoned companies located outside the United States with above average growth potential.

- John Hancock Small Cap Growth Fund: This fund invests primarily in stocks of U.S. emerging growth companies with market capitalizations of no more than $1 billion.

- Putnam New Opportunities Fund: This fund invests mainly in U.S. common stocks, with a focus on growth stocks in sectors of the economy with high growth potential.

The Plan invests funds related to pending trades in a short-term money market fund.

While it is Advanta's intention to continue the Plan in operation indefinitely, any termination of the Plan or discontinuance of contributions will not result in the use or diversion of Plan assets for any purposes other than the exclusive benefit of Plan participants and their beneficiaries.

(2) BASIS OF ACCOUNTING:

The accompanying financial statements have been prepared using the accrual basis of accounting.


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
(3) USE OF ESTIMATES:

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from those estimates.

(4) PARTICIPANT LOANS:

As provided for in the Plan document, loans are available to participants under certain specified conditions. The principal amount of a Plan loan to a participant may not exceed the lesser of $50,000 (reduced by the maximum amount of any Plan loans outstanding anytime during the preceding year) or 50% of a participant's accrued equity in the Plan. Plan loans are generally limited to a term of five years (or, in the case of a loan used to finance the acquisition of a principal residence, fifteen years) and bear an interest rate charged by commercial lenders for a comparable loan on the date the loan request is approved. Plan loans are collateralized by the participant's accrued benefit in the Plan.

(5) PARTICIPANT ACCOUNTS:

Plan participants may invest their contributions and employer contributions in one or more of the investment options described in Note 1. Wilmington Trust Company is the Trustee of the Plan.

Investment gains and losses in each of the funds described above are allocated to the participants in the ratio of each participant's account balance (including employee contributions and employer matching contributions) to the total account balance in each fund.

(6) ADMINISTRATIVE EXPENSES:

All administrative expenses of the Plan and other fees incident to the management of the Plan are paid for by Advanta, except for brokerage commissions, investment advisory fees and transfer taxes, if any.

(7) DISTRIBUTIONS TO PARTICIPANTS:

There were no distributions payable as of year-end 2000 or 1999.

(8) INVESTMENTS:

The carrying values of individual investments that represent more than 5% of the Plan's net assets were as follows:

                                                    2000                 1999
                                                -----------          -----------
T. Rowe Price Stable Value Fund                 $ 5,083,138          $ 5,101,869
Dodge & Cox Balanced Fund                         4,537,908            3,650,567
Vanguard 500 Index Fund                          13,257,467           13,170,520
Dodge & Cox Stock Fund                            5,603,849            4,596,327
Vanguard International Growth Fund                2,934,103            2,728,201
John Hancock Small Cap Growth Fund                2,650,672            2,818,382
Putnam New Opportunities Fund                     6,174,855            7,555,145
Advanta Corp. Class B Common Stock                2,569,907            3,998,721

All investments are stated at market value on the statement of net assets. Market value for the investments is based on quoted market prices.

The net increase (decrease) in fair market value of investments, including gains and losses on investments bought and sold, as well as held during the year, was as follows for the year ended December 31, 2000:

Western Asset Core Portfolio                                        $    38,978
Dodge & Cox Balanced Fund                                              (140,048)
Vanguard 500 Index Fund                                              (1,432,288)
Dodge & Cox Stock Fund                                                 (172,501)
Vanguard International Growth Fund                                     (515,029)
John Hancock Small Cap Growth Fund                                     (888,754)
Putnam New Opportunities Fund                                        (3,157,706)
Advanta Corp. Class A Common Stock                                     (175,159)
Advanta Corp. Class B Common Stock                                   (2,063,339)
                                                                    -----------
Total                                                               $(8,505,846)
                                                                    ===========

(9) FEDERAL INCOME TAXES:

The Internal Revenue Service issued a determination letter dated December 30, 1994 stating that the Plan was designed in accordance with applicable Internal Revenue Code requirements as of that date. The Plan has been amended since receiving the determination letter. However, the Plan administrator and management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt for the year ended December 31, 2000.

(10) SUBSEQUENT EVENT:

Effective February 28, 2001, Advanta Corp. completed the sale of its mortgage business, Advanta Mortgage, to Chase Manhattan Mortgage Corporation. In connection with the sale of the mortgage business, certain employees of Advanta Corp. became employees of Chase Manhattan Mortgage Corporation. In the first quarter of 2001, Advanta Corp. also ceased leasing originations and restructured its corporate functions to a size commensurate with its ongoing businesses. As a result of these activities in the first quarter of 2001, the number of participants in the Plan has decreased from 1,766 at December 31, 2000 to 1,012 at May 31, 2001. There were distributions to participants, including assets transferred to Chase Manhattan Mortgage Corporation's defined contribution plan, of $10,312,168 in the period from January 1, 2001 through May 31, 2001.

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                                                                      SCHEDULE I

                                  ADVANTA CORP.
                              EMPLOYEE SAVINGS PLAN
                                 EIN 23-1462070

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 2000

                                                                          MARKET
                                                     COST                 VALUE
                                                 -----------          -----------
Cash                                             $         0          $         0
T. Rowe Price Stable Value Fund:
  Market value per share $1.00                     5,083,138            5,083,138
Western Asset Core Portfolio:
  Market value per share $10.87                      738,290              734,032
Dodge & Cox Balanced Fund:
  Market value per share $63.42                    4,778,288            4,537,908
Vanguard 500 Index Fund:
  Market value per share $121.86                  11,915,527           13,257,467
Dodge & Cox Stock Fund:
  Market value per share $96.67                    5,673,667            5,603,849
Vanguard International Growth Fund:
  Market value per share $18.87                    3,056,109            2,934,103
John Hancock Small Cap Growth Fund:
  Market value per share $11.51                    3,216,006            2,650,672
Putnam New Opportunities Fund:
  Market value per share $58.62                    6,869,144            6,174,855
Advanta Corp. Common Stock*
  Class A: Market value $8.81 per share              114,995              153,289
Advanta Corp. Common Stock*
  Class B: Market value $7.19 per share            5,042,958            2,569,907
Participant Loans Receivable,
  bearing interest from 7.0% to 11.5%              1,418,478            1,418,478
                                                 -----------          -----------
                                                 $47,906,600          $45,117,698
                                                 ===========          ===========


*Party-in-interest to the Plan


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
                                  EXHIBIT INDEX


EXHIBIT NO.                    DOCUMENT
-----------                    --------
    1                          Consent of Independent Public Accountants


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